Via Electronic Submission through EDGAR

July 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Rufas Decker, Assistant Director

Re:

American Cordillera Mining Corporation

Form 10-K for Fiscal Year Ended November 30, 2014

Filed March 17, 2015

Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2014

Filed April 8, 2015

File No. 000-50738

Mr. Decker:

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated June 3, 2015, in connection with our above referenced current reports on Form 10-K and 10-K/A.

1.  We plan to file amendments in the future to the two reports mentioned that include the Interactive Data exhibits when we have the time and resources available to accomplish this.

We are in receipt of your comments #2, #3, and #4 and an amendment is being filed today to address those comments.

2.  We have added disclosure in the chart on page 22 that discloses the BLM serial numbers of the mining claims we have interest in and the payment amounts that have been made to keep the claims current.  The only discrepancy we found from our original 10-K and 10-K/A filing was that our joint venture partner on the Bayhorse project had reduced the Bayhorse claims from 21 down to 18, we have revised the 10-K/A to correct for this discrepancy.  Our JV partner, Bayhorse Silver Inc., keeps up the claims for this property on behalf of the our company based on our agreement with them.

3.  The annual fees required and paid to keep the claims current are in the new chart on page 22.  No assessment work is required to keep these claims in good standing with the BLM.

4.  We have removed the reference to "potential quantities of materials", on page 24 under the section heading "Golden Plum Claims - North Moccasin Property".

We acknowledge that:

-  We are responsible for the adequacy and accuracy of the disclosure in the filing;

-  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Frank Blair

President and CEO

American Cordillera Mining Corporation